FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 31, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held today, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	Mr. Arie Kilman and Mr. Gur Shomron were elected to serve as members of the Board of Directors of the Company until the next annual general meeting;

(2)	Mr. Sam Somech and Mr. Michael Chill have been appointed to serve as outside directors of the Company for a three-year term;

(3)	The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor of the Company for a period ending on the date of the next annual general meeting;

(4)	The deletion of Article 28 of the Articles of Association of the Company was approved;

(5)	The payment of compensation and grant of Restricted Share Units to the outside directors of the Company, as approved by the Audit Committee and the Board of Directors of the Company, were approved;

(6)	The grant of Restricted Share Units to non-employee directors of the Company, as approved by the Audit Committee and the Board of Directors of the Company, was approved;

(7)	The employment terms of Mr. Kilman and his compensation, as approved by the Audit Committee and the Board of Directors, were approved;

(8)	The increase of the authorized share capital of the Company and amendment of Memorandum of Association of the Company were not approved by the required majority; and

(9)	The amendment of Article 21.1 of the Articles of Association of the Company was approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz, Adv. —————————————— General Counsel Yael Peretz

Dated: December 31, 2008